Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 31, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 9068
                      Ameriprise Top Picks, 2021 Portfolio
                                 (the "Trust")
                      CIK No. 1823350 File No. 333-250782
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. PLEASE EXPLAIN THE RELATIONSHIP BETWEEN AMERIPRISE AND FIRST TRUST, THE SPONSOR OF THE TRUST, AND THE BASIS FOR USING AMERIPRISE'S NAME IN THE TRUST. IS AMERIPRISE COMPENSATED FOR THE USE OF ITS NAME? THE STAFF NOTES THAT THE TRUST UTILIZES A RECOMMENDED LIST PUBLISHED BY AMERIPRISE TO PICK THE STOCKS INCLUDED IN THE PORTFOLIO, BUT PLEASE EXPLAIN TO THE STAFF HOW THE USE OF AMERIPRISE'S NAME IS NOT POTENTIALLY MISLEADING IN LIGHT OF ITS LIMITED ROLE WITH THE PORTFOLIO.

      Response: Please note that Ameriprise is a broker/dealer that sells investment products, including UITs, to its customers. At Ameriprise's request, First Trust is creating the Trust for Ameriprise to exclusively sell to their customers. Ameriprise will not be compensated for the use of its name by the Trust.

Schedule of Investments
-----------------------

      2. FOLLOWING THE "NOTES TO SCHEDULE OF INVESTMENTS," THERE IS A DISTINCT SECTION DEVOTED TO AMERIPRISE FINANCIAL INC. DETAILING CERTAIN INFORMATION RELATED TO THE INVESTMENT BANKING ACTIVITIES OF AMERIPRISE FINANCIAL AND ITS RELATIONSHIP TO ONE OR MORE SECURITIES IN THE PORTFOLIO. PLEASE DISCLOSE WHETHER ANY CONFLICTS OF INTEREST EXIST. IF SO, PLEASE DESCRIBE WITH SPECIFICITY.

      Response: Please note that the purpose of the Unaudited Disclosure of Ameriprise Financial is to disclose any potential conflicts of interest. The Trust's prospectus will sufficiently describe conflicts of interest (if any) in the "Notes to Schedule of Investments."

Portfolio
---------

      3. THE DISCLOSURE PROVIDES THAT THE "STOCK UNIVERSE FOR THE TRUST IS THE AMERIPRISE DOMESTIC EQUITY RECOMMENDED LIST ... " THIS IS CONFUSING. WHILE THE STOCK UNIVERSE FOR THE TRUST IS THE AMERIPRISE DOMESTIC EQUITY RECOMMENDED LIST, THERE IS NO DESCRIPTION OF HOW THE SPONSOR AND/OR ADVISOR SELECTS FROM THIS UNIVERSE OF STOCKS THAT WILL MAKE UP THE FINAL PORTFOLIO. WILL THE PORTFOLIO MERELY REPLICATE THE AMERIPRISE DOMESTIC EQUITY RECOMMENDED LIST? IF SO, PLEASE CLARIFY. PLEASE ALSO SPECIFY THE DATE OF THE RECOMMENDED LIST AND HOW MANY COMPANIES ARE INCLUDED IN THE LIST.

      Response: In accordance with the Staff's comment, the disclosure under the section entitled "Portfolio Selection Process" will be replaced in its entirety with the following:

      "The  stock universe  for  the  Trust  is  the Ameriprise Domestic
      Equity Recommended List, which is comprised of U.S.-listed equity securities that the Ameriprise Equity Research team believes currently offer relatively attractive capital appreciation potential. The Ameriprise Equity Research team allocates their top picks using a strategic weighting methodology in conjunction with Ameriprise tactical sector allocations. This methodology begins by assigning a rating of Overweight, Equalweight or Underweight to each of the S&P 500(R) Index's 11 sectors and excludes sectors rated as Underweight if their inclusion would comprise less than 1% of the Trust's final portfolio. The methodology then allocates the Trust's exposure to each eligible sector based on the Ameriprise tactical sector allocation recommendation. Finally, the selected stocks (Top Picks) are weighted within each sector in the Trust's portfolio. The only S&P 500(R) Index sector that is not represented in the Trust's portfolio is the Utilities sector. As of December 29, 2020, the Ameriprise Domestic Equity Recommended List consists of 122 domestic publicly-traded companies. The S&P 500(R) Index is used only for purposes of allocating among the S&P 500(R) Index 11 sectors and the Trust will not replicate or track the S&P 500(R) Index.

      The Sponsor ran the stocks included in the Ameriprise Domestic Equity Recommended List through a series of quality, liquidity, and suitability screens. For the quality screen, the Sponsor screened for companies with market capitalizations of typically $100 million or greater, analyst stock ratings with an average of hold or higher, investment grade bond credit ratings and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor only selected stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements. Lastly, only those securities that fit within the Trust's investment objective and are suitable to be included in a unit investment trust are eligible to be included in the Trust's portfolio.

      The S&P 500(R) Index is an unmanaged index of 500 stocks used to measure large-cap U.S. stock market performance. The index cannot be purchased directly by investors."

      4. THE DISCLOSURE PROVIDES THAT THE AMERIPRISE EQUITY RESEARCH TEAM "ALLOCATES THEIR TOP PICKS USING A STRATEGIC WEIGHTING METHODOLOGY IN CONJUNCTION WITH AMERIPRISE TACTICAL SECTOR ALLOCATIONS. THIS METHODOLOGY ASSIGNS A GREATER ALLOCATION TO COMPANIES WITH A HIGHER SECTOR INDEX WEIGHT WHICH THE TEAM BELIEVES HAVE SOLID FUNDAMENTAL GROWTH PROSPECTS RELATIVE TO THE BROADER SECTOR, WHICH PROVIDES ALLOCATION GUIDANCE FOR EACH OF THE S&P 500(R) INDEX'S 11 SECTORS." PLEASE EXPLAIN THIS DISCLOSURE MORE FULLY AND IN PLAIN ENGLISH. THE DISCLOSURE SHOULD SPECIFY THE CRITERIA USED TO COME UP WITH THE AMERIPRISE RECOMMENDED LIST, AS WELL AS HOW THE SPONSOR SELECTS THE SECURITIES FOR THIS TRUST'S PORTFOLIO. ADDITIONALLY, PLEASE IDENTIFY THE S&P'S 11 SECTORS.

      Response: Please refer to the Trust's response to comment 3 above.

      5. PLEASE CLARIFY THE RELEVANCE OF THE S&P 500 TO THE TRUST'S SELECTION OF SECURITIES FOR THE PORTFOLIO. THE STAFF NOTES THAT THE TRUST HAS EXPOSURE TO COMPANIES WITH VARIOUS MARKET CAPITALIZATIONS. IF THE S&P 500 IS USED ONLY FOR PURPOSES OF ALLOCATING AMONG THE INDEX'S 11 SECTORS, PLEASE MAKE THAT CLEAR TO AVOID CONFUSION THAT THE TRUST WILL EITHER SELECT FROM THE UNIVERSE OF STOCKS IN THE S&P 500 INDEX OR TRACK THE INDEX IN SOME MANNER. ADDITIONALLY, PLEASE DISCLOSE IF THE UIT WILL BE CONCENTRATED IN ANY PARTICULAR SECTOR.

      Response: Please refer to the Trust's response to comment 3 above. In addition, if the Trust's final portfolio is concentrated in any particular sector, appropriate disclosure will be added to the Trust's prospectus.

Risk Factors
------------

      6. THE "SECURITIES SELECTION" RISK PROVIDES THAT AMERIPRISE FINANCIAL SERVICES, LLC HAS PROVIDED THE AMERIPRISE TOP PICKS LIST TO THE TRUST. THIS STATEMENT SHOULD BE TIED TO HOW THE PROVISION OF THIS INFORMATION RELATES TO THE TRUST (I.E., "AND THIS IS THE UNIVERSE OF INVESTMENTS FROM WHICH THE TRUST IS COMPOSED.")

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

      7. THE "SECURITIES SELECTION" RISK PROVIDES AS FOLLOWS: "IN ADDITION, ANY VIEWS OF THE AMERIPRISE EQUITY RESEARCH TEAM ARE SEPARATE AND APART FROM THE OFFERING OF THIS TRUST, AND DO NOT CONSTITUTE INVESTMENT ADVICE." PLEASE CONSIDER CHANGING THE REFERENCE TO "TEAM" IN THIS SENTENCE TO "TEAM'S RECOMMENDATIONS."

      Response:   The prospectus  has  been  revised  in  accordance with  the
Staff's comment.

      8. TO OUR EARLIER POINT, THE FIRST HALF OF THE "SECURITIES SELECTION" RISK PARAGRAPH DESCRIBES THAT AMERIPRISE IS PROVIDING INVESTMENT ADVICE. THEN FURTHER BELOW IN THE SAME DISCLOSURE, THE LANGUAGE PROVIDES THAT THEY ARE NOT. THE DISCLOSURE NEEDS TO BE REVISED TO MORE CLEARLY REFLECT AMERIPRISE'S ROLE IN RELATION TO THE TRUST.

      Response: The prospectus has been revised to provide that Ameriprise does not provide investment advice to the investors in the Trust.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon